UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

iPCS, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44980Y305
(CUSIP Number)

October 22, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	44980Y305	SCHEDULE 13G	Page	2	of	11

1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 385,322
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 385,322

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	44980Y305	SCHEDULE 13G	Page	3	of	11

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 104,800
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 104,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	44980Y305	SCHEDULE 13G	Page	4	of	11

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 490,122
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 490,122

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	44980Y305	SCHEDULE 13G	Page	5	of	11

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 490,122
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 490,122

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	44980Y305	SCHEDULE 13G	Page	6	of	11

Item 1.
	(a)	Name of Issuer:

iPCS, Inc., a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

1901 North Roselle Road Schaumburg, Illinois 60195

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

44980Y305

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	44980Y305	SCHEDULE 13G	Page	7	of	11

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   Note: As of October 22, 2009, Millenco LLC, a Delaware limited liability company ("Millenco"), was the beneficial owner of 563,834 shares of the Company’s Common Stock and Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), was the beneficial owner of 300,000 shares of the Company’s Common Stock, which collectively represented 5.2% of the Company’s outstanding Common Stock as of such date.

   As of the date of this filing, Millenco is the beneficial owner of 385,322 shares of the Company’s Common Stock and Integrated Core Strategies is the beneficial owner of 104,800 shares of the Company’s Common Stock.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Millennium Management is also the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Israel A. Englander ("Mr. Englander"), is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities beneficially owned by Millenco and Integrated Core Strategies. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millenco and Integrated Core Strategies.

(b) Percent of Class:

   As of the date of this filing, Millennium Management and Mr. Englander may be deemed to beneficially own 490,122 shares or 3.0% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 16,539,190 shares of Common Stock outstanding as of October 23, 2009, as per the Company’s Schedule 14D-9 dated October 28, 2009.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

CUSIP No.	44980Y305	SCHEDULE 13G	Page	8	of	11

(ii) Shared power to vote or to direct the vote

   490,122 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   490,122 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	44980Y305	SCHEDULE 13G	Page	9	of	11

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of October 30, 2009, by and among Millenco LLC, Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	44980Y305	SCHEDULE 13G	Page	10	of	11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: October 30, 2009

MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	44980Y305	SCHEDULE 13G	Page	11	of	11

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of iPCS, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 30, 2009

MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander